UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2010

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.
(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey
Zona de Carga
Carretera Miguel Alemán, Km. 24 s/n
66600 Apodaca, Nuevo León, Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA informs regarding the early adoption of IFRS accounting

Monterrey, Mexico, October 22, 2010—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), announced that it will adopt the International Financial Reporting Standards (IFRS) early and provided information on the estimated effects of the change~~.~~

On January 27, 2009, the National Banking and Securities Commission (CNBV) published amendments to its General Requirements for Issuers of Securities and Other Participants in the Securities Market (Circular Única de Emisoras) in the Official Gazette of the Federation to make mandatory the presentation of financial statements prepared in accordance with International Financial Reporting Standards starting with the year ending December 31, 2012, but allowing for early adoption for the years 2008-2011, subject to prior notification to the CNBV and the Mexican Stock Exchange (BMV). The U.S. Securities and Exchange Commission (SEC) allows foreign issuers that present their financial statements in accordance with IFRS to eliminate the reconciliation with U.S. GAAP.

The interpretation of Mexican Financial Reporting Standards INIF-19, “Changes derived from the adoption of International Financial Reporting Standards” requires that issuers adopting IFRS make timely disclosure of the date of the adoption of the same and provide estimates of the effect of the change in the principal line items of the financial statements.

In order to comply with this obligation, OMA informs that its Board of Directors approved the early adoption of IFRS for the year ending December 31, 2011, and will consider 2010 as the transition year. Following are the unaudited estimated effects of the change on the opening balance sheet as of January 1, 2010, as a result of the differences between the two accounting standards. The Company will continue its process of quantification and the estimated figures may change until this process has been concluded and has been reviewed by the Company’s external auditors.

(Ps. million)
Decrease in Assets	2,378
Decrease in Liabilities	80
Decrease in net assets	2,298

Decrease in Equity:
Effects of inflation	1,595
Revaluation of investments	783
Estimates of financial assets and liabilities	527
Deferred taxes	(607)
Total	2,298

This press release may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA
Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates a hotel and commercial areas inside Terminal 2 of the Mexico City airport. OMA employs over 1,000 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2008. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, please visit us at:

●	Website: http://www.oma.aero

●	Twitter: http://twitter.com/OMAeropuertos

●	Facebook: http://www.facebook.com/pages/OMA/137924482889484

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
By:	/s/ José Luis Guerrero Cortés
José Luis Guerrero Cortés
Chief Financial Officer

Date: October 22, 2010